Earning Release

ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2018 RESULTS

Backlog of orders at $9.4 billion; Revenues of $3.68 billion; Non-GAAP net income of $264.1 million; GAAP net income of $206.7 million;
Non-GAAP net EPS of $6.18; GAAP net EPS of $4.84

Haifa, Israel, March 19, 2019 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2018.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 7 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “I am pleased with our performance in 2018, in which we reported 9% revenue growth and positive cash flow of over $190 million. The fourth quarter of 2018 was an unusual and important strategic quarter for Elbit Systems with a few one-time events impacting our results, primarily due to the fact that we closed the acquisition of IMI.”

Mr. Machlis added: “As we move into 2019, Elbit Systems is a much larger company with a revenue run rate of over $4 billion per year and backlog approaching the $10 billion mark. The integration of IMI into our organization is progressing, and we are excited about the potential it brings us. We have a long and successful track record of integrating acquisitions, and we look forward to an accelerated and fruitful process. We are confident that this acquisition will bring many synergies across the organization that will improve our position globally and will further increase value to our shareholders over the long term.”

Acquisition of IMI and Reorganization of Company Businesses

On November 25, 2018, the Company completed the acquisition of IMI Systems Ltd. (“IMI”) for a purchase price of approximately $495 million (NIS 1.8 billion), with an additional payment of up to approximately $27 million (NIS 100 million) contingent upon IMI meeting agreed performance goals. The financial results of IMI were included in the Company’s consolidated reports, commencing the date of the acquisition.

Following the completion of the acquisition of IMI and a reorganization in connection with the IMI acquisition, the Company recorded in the fourth quarter of 2018 expenses of $69.5 million, of which $66.6 million were recorded in Cost of Revenues and the rest in Other Expenses, net. The expenses include mainly inventory write- offs and employees related costs. Those expenses were eliminated in the non-GAAP results due to the non-recurring nature of the expense.

Earning Release

The Company reorganized a number of its activities, in connection with the IMI acquisition. This reorganization included, among other measures, the establishment of two business divisions:

a.	The Land Systems Division focused on land-based systems, including military vehicle systems, artillery systems and the IMI activities; and

b.	The C4I and Cyber Division focused on command & control, radio, communication, homeland security and cyber intelligence activities.

This reorganization is intended to improve the synergy within the Company with respect to the acquired activities and better address market requirements and customer support. The Company believes that the acquisition of IMI and the reorganization will positively affect the future business of Elbit Systems.

Fourth quarter 2018 results:

Revenues in the fourth quarter of 2018 were $1,077.8 million, as compared to $1,009.6 million in the fourth quarter of 2017.

Non-GAAP(*) gross profit amounted to $306.7 million (28.5% of revenues) in the fourth quarter of 2018, as compared to $293.8 million (29.1% of revenues) in the fourth quarter of 2017. GAAP gross profit in the fourth quarter of 2018 was $234.9 million (21.8% of revenues), as compared to $288.6 million (28.6% of revenues) in the fourth quarter of 2017. The gross profit in the fourth quarter of 2018 reflects expenses of $66.6 million related to the IMI acquisition.

Research and development expenses, net were $73.0 million (6.8% of revenues) in the fourth quarter of 2018, as compared to $72.5 million (7.2% of revenues) in the fourth quarter of 2017.

Marketing and selling expenses, net were $73.5 million (6.8% of revenues) in the fourth quarter of 2018, as compared to $81.2 million (8.0% of revenues) in the fourth quarter of 2017.

General and administrative expenses, net were $49.8 million (4.6% of revenues) in the fourth quarter of 2018, as compared to $26.2 million (2.6% of revenues) in the fourth quarter of 2017. The lower level of general and administrative expenses in the fourth quarter of 2017 resulted mainly from revaluation of liabilities related to assets and activities acquired in prior years.

Non-GAAP(*) operating income was $112.5 million (10.4% of revenues) in the fourth quarter of 2018, as compared to $115.6 million (11.5% of revenues) in the fourth quarter of 2017. GAAP operating income in the fourth quarter of 2018 was $38.6 million (3.6% of revenues), as compared to $108.7 million (10.8% of revenues) in the fourth quarter of 2017. GAAP operating income in the fourth quarter of 2018 was reduced by $66.6 million in expenses related to the acquisition of IMI.

Financial expenses, net were $14.9 million in the fourth quarter of 2018, as compared to $9.7 million in the fourth quarter of 2017. The increase in financial expenses in the fourth quarter of 2018 was mainly a result of higher debt and interest rates.

Other expenses net were $6.4 million in the fourth quarter of 2018, as compared to $5.1 million in the fourth quarter of 2017. Other expenses includes mainly non-service cost components of pension plans that were reclassified from operating income in accordance with ASU 2017-07, "Compensation - Retirement benefits" that was adopted on January 1, 2018, retrospectively.

* see page 8

Earning Release

Taxes on income were $3.9 million (effective tax rate of 22.5%) in the fourth quarter of 2018, as compared to $25.4 million (effective tax rate of 27.1%) in the fourth quarter of 2017. Taxes in the fourth quarter of 2017 included a $10.9 million adjustment to deferred tax assets as a result of the tax reform in the U.S.

Equity in net earnings (losses) of affiliated companies and partnerships was a net loss $11.4 million in the fourth quarter of 2018, as compared to net earnings of $1.4 million in the fourth quarter of 2017. The loss in the fourth quarter of 2018 was mainly a result of a fair value re-evaluation of holdings in an affiliated company.

Net income attributable to non-controlling interests was $0.9 million in the fourth quarter of 2018, as compared to $0.5 million in the fourth quarter of 2017.

Non-GAAP(*) net income attributable to the Company's shareholders in the fourth quarter of 2018 was $81.8 million (7.6% of revenues), as compared to $86.1 million (8.5% of revenues) in the fourth quarter of 2017. GAAP net income attributable to the Company's shareholders in the fourth quarter of 2018 was $1.1 million (0.1% of revenues), as compared to $69.4 million (6.9% of revenues) in the fourth quarter of 2017. The net income in the fourth quarter of 2018 reflects expenses (net of taxes) of $64.8 million related to the IMI acquisition.

Non GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.91 for the fourth quarter of 2018, as compared to $2.01 for the fourth quarter of 2017. GAAP diluted earnings per share attributable to the Company's shareholders in the fourth quarter of 2018 were $0.03, as compared to $1.62 in the fourth quarter of 2017. GAAP diluted earnings per share in the fourth quarter of 2018 were reduced by $1.52 as a result of the net expenses related to the IMI acquisition.

Full year 2018 results:

Revenues for the year ended December 31, 2018 were $3,683.7 million, as compared to $3,377.8 million in the year ended December 31, 2017.

For distribution of revenues by areas of operation and by geographic regions see the tables on page 16.

The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operation. The increase in revenues in the airborne systems area of operation was primarily due to increased sales of commercial avionics equipment in the U.S. of a new subsidiary that was acquired in the second quarter of 2018. Revenues from land systems increased primarily due to an increase in sales of land electronic warfare systems and armored vehicle systems in Europe and the revenues of IMI that was acquired in November 2018.

On a geographic basis, the increase in North America was mainly a result of higher sales of airborne systems and revenues of a new U.S. subsidiary acquired in April 2018 in the area of commercial avionics. The increase in Asia-Pacific was mainly a result of higher sales of tank fire control systems and UAS. The increase in the “Other” geographical region was mainly due to an increase in sales of UAS, artillery and command and control systems.

Cost of revenues for the year ended December 31, 2018 was $2,707.5 million (73.5% of revenues), as compared to $2,374.8 million (70.3% of revenues) in the year ended December 31, 2017. Cost of revenues in 2018 included $66.6 million in expenses related to the acquisition of IMI.

Non-GAAP(*) gross profit for the year ended December 31, 2018 was $1,061.9 million (28.8% of revenues), as compared to $1,025.3 million (30.4% of revenues) in the year ended December 31, 2017. GAAP gross profit in 2018 was $976.2 million (26.5% of revenues), as compared to $1,003.1 million (29.7% of revenues) in 2017. The gross profit in 2018 reflects expenses of $66.6 million related to the IMI acquisition.

* see page 8

Earning Release

Research and development expenses, net for the year ended December 31, 2018 were $287.4 million (7.8% of revenues), as compared to $265.1 million (7.8% of revenues) in the year ended December 31, 2017.

Marketing and selling expenses, net for the year ended December 31, 2018 were $281.0 million (7.6% of revenues), as compared to $280.2 million (8.3% of revenues) in the year ended December 31, 2017.

General and administrative expenses, netfor the year ended December 31, 2018 were $160.3 million (4.4% of revenues), as compared to $133.3 million (3.9% of revenues) in the year ended December 31, 2017. The lower level of general and administrative expenses in 2017 was mainly a result of revaluation of liabilities related to assets and activities acquired in prior years.

Other operating income, net for the year ended December 31, 2018 amounted to $45.4 million. This was the result of net gains related to deconsolidation of two of our Israeli subsidiaries in the commercial cyber and medical instrumentation areas, due to third party investments.

Non-GAAP(*) operating income for the year ended December 31, 2018 was $340.7 million (9.2% of revenues), as compared to $353.0 million (10.5% of revenues) in the year ended December 31, 2017. GAAP operating income in 2018 was $292.8 million (7.9% of revenues), as compared to $324.4 million (9.6% of revenues) in 2017.
GAAP operating income in 2018 was reduced by expenses of $66.6 million related to the acquisition of IMI.

Financial expenses, net for the year ended December 31, 2018 were $44.1 million, as compared to $34.5 million in the year ended December 31, 2017. The increase in financial expenses in 2018 was mainly a result of higher debt and higher interest rates.

Other expenses, net were $11.5 million in 2018 as compared to $5.1 million in 2017. Other expenses in 2018 included write-off impairment of $7.8 million in investments in two affiliated Israeli companies. Other expenses also included expenses of $3.8 million in 2018 as compared to $5.1 million in 2017, related to non-service cost components of pension plans that were reclassified from operating income, according to ASU 2017-07, "Compensation - Retirement benefits" that was adopted on January 1, 2018, retrospectively.

Taxes on income for the year ended December 31, 2018 were $26.4 million (effective tax rate of 11.1%), as compared to $55.6 million (effective tax rate of 19.5%) in the year ended December 31, 2017. The effective tax rate was affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and other income that is not part of the taxable income mainly related to non-cash elements such as impairment of assets. Taxes on income in 2017 included a $10.9 million adjustment to deferred tax assets as a result of the tax reform in the U.S.

Equity in net earnings (losses) of affiliated companies and partnerships for the year ended December 31, 2018 was a loss of $2.2 million (0.1% of revenues), as compared to earnings of $11.4 million (0.3% of revenues) in the year ended December 31, 2017. The loss in 2018 was mainly a result of a $9.7 million re-evaluation of the fair value of an investment in an affiliated company.

Net income attributable to non-controlling interests for the year ended December 31, 2018 was $1.9 million, as compared to $1.5 million in the year ended December 31, 2017.

* see page 8

Earning Release

Non-GAAP(*) net income attributable to the Company's shareholders for the year ended December 31, 2018 was $264.1 million (7.2% of revenues), as compared to $273.9 million (8.1% of revenues) in the year ended December 31, 2017. GAAP net income attributable to the Company's shareholders in the year ended December 31, 2018 was $206.7 million (5.6% of revenues), as compared to $239.1 million (7.1% of revenues) in the year ended December 31, 2017. GAAP net income was reduced by expenses (net of taxes) of $64.8 million related to the acquisition of IMI as mentioned above.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2018 were $6.18, as compared to $6.41 for the year ended December 31, 2017. GAAP diluted net earnings per share attributable to the Company's shareholders in the year ended December 31, 2018 were $4.84, as compared to $5.59 in the year ended December 31, 2017. GAAP diluted earnings per share in 2018 were reduced by $1.52 as a result of the net expenses related to the IMI acquisition.

Backlog of orders for the year ended December 31, 2018 totaled $9,399 million, as compared to $7,561 million as of December 31, 2017. Approximately 61% of the current backlog is attributable to orders from outside Israel. Approximately 64% of the current backlog is scheduled to be performed during 2019 and 2020.

Operating cash flow for the year ended December 31, 2018 was $191.7 million, as compared to $100.9 million in the year ended December 31, 2017. The higher level of operating cash flow in 2018 was mainly a result of higher collection of receipts and advances received from customers.

Adoption of New Revenue Standard:

The Company adopted the new revenue recognition accounting standard ASC 606, effective January 1, 2018, using the modified retrospective approach. Financial results for reporting periods during 2018 are presented in compliance with ASC 606. Historical financial results for the reporting periods prior to 2018 are presented in conformity with amounts previously disclosed under the prior revenue recognition standard, ASC 605.

The adoption of ASC 606 primarily impacts the Company's contracts where revenue is recognized using the percentage of completion units of delivery method, which under ASC 606 can be recognized over time because control is transferred continuously to the customer over the performance period for contracts recognized over time. As a result, the adoption of ASC 606 influenced part of the revenue growth in 2018.

The effects of the new standard on the balance sheet as of December 31, 2018, included the following main adjustments: an increase of approximately $189.7 million in trade receivables and contract assets, a decrease of approximately $98.0 million in inventories, net, an increase of approximately $62.7 million in customer advances and other contract liabilities, an increase of approximately $1.1 million in other long-term liabilities and an increase of approximately $30.1 million in retained earnings.

* see page 8

Earning Release

The following schedules quantify the impact of adopting the new revenue standard on the statements of operations for the quarter and the year ended December 31, 2018, (US Dollars in millions):

	Three Months Ended December 31,
	Previous standard	Effect of new standard	As reported
Revenues	$1,079.7	$(1.9)	$1,077.8
Cost of revenues	841.5	1.5	843.0
Gross profit	238.2	(3.4)	234.9
Operating expenses:
Research and development, net	73.0	—	73.0
Marketing and selling, net	73.4	0.1	73.5
General and administrative, net	49.8	—	49.8
Total operating expenses	196.2	0.1	196.2
Operating income	42.1	(3.5)	38.6
Finance expense, net	(14.9)	—	(14.9)
Other income, net	(6.4)	—	(6.4)
Income before taxes on income	20.8	(3.5)	17.3
Taxes on income	(3.3)	(0.6)	(3.9)
Income after taxes on income	17.5	(4.1)	13.4
Equity in net earnings of affiliated companies and partnerships	(11.4)	—	(11.4)
Net income attributable to non-controlling interests	(0.9)	—	(0.9)
Net income attributable to the consolidated company's shareholders	$5.2	$(4.1)	$1.1

	Year Ended December 31,
	Previous standard	Effect of new standard	As reported
Revenues	$3,567.9	$115.8	$3,683.7
Cost of revenues	2,633.2	74.3	2,707.5
Gross profit	934.7	41.5	976.2
Operating expenses:
Research and development, net	287.4	—	287.4
Marketing and selling, net	275.8	5.3	281.1
General and administrative, net	160.3	—	160.3
Other operating income, net	(45.4)	—	(45.4)
Total operating expenses	678.1	5.3	683.4
Operating income	256.6	36.2	292.8
Finance expense, net	(44.1)	—	(44.1)
Other income, net	(11.4)	—	(11.4)
Income before taxes on income	201.1	36.2	237.3
Taxes on income	(20.3)	(6.1)	(26.4)
Income after taxes on income	180.8	30.1	210.9
Equity in net earnings of affiliated companies and partnerships	(2.2)	—	(2.2)
Net income attributable to non-controlling interests	(1.9)	—	(1.9)
Net income attributable to the consolidated company's shareholders	$176.6	$30.1	$206.7

Earning Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months ended December 31,		Year ended December 31,
	2018	2017	2018	2017

GAAP gross profit	$234.9	$288.6	$976.2	$1,003.1
Adjustments:
Amortization of purchased intangible assets	5.2	5.2	19.1	22.2
Expenses related to IMI acquisition	66.6	—	66.6	—
Non-GAAP gross profit	$306.7	$293.8	$1,061.9	$1,025.3
Percent of revenues	28.5%	29.1%	28.8%	30.4%

GAAP operating income	$38.6	$108.7	$292.8	$324.4
Adjustments:
Amortization of purchased intangible assets	7.1	6.9	26.5	28.6
Expenses related to IMI acquisition	66.8	—	66.8	—
Changes in holdings	—	—	(45.4)	—
Non-GAAP operating income	$112.5	$115.6	$340.7	$353.0
Percent of revenues	10.4%	11.5%	9.2%	10.5%

GAAP net income attributable to Elbit Systems’ shareholders	$1.1	$69.4	$206.7	$239.1
Adjustments:
Amortization of purchased intangible assets	7.1	6.9	26.5	28.6
Expenses related to IMI acquisition	66.8	—	66.8	—
Impairment of investments	12.4	—	17.6	—
Changes in holdings	—	—	(45.4)	—
Tax effect and other tax items, net*	(5.6)	9.8	(8.1)	6.2
Non-GAAP net income attributable to Elbit Systems' shareholders	$81.8	$86.1	$264.1	$273.9
Percent of revenues	7.6%	8.5%	7.2%	8.1%

GAAP diluted net EPS	$0.03	$1.62	$4.84	$5.59
Adjustments, net	1.88	0.39	1.34	0.82
Non-GAAP diluted net EPS	$1.91	$2.01	$6.18	$6.41

* Tax effect in 2017 includes $10.9 million related to the tax reform in the U.S.

Earning Release

Recent Events:

On November 25, 2018, the Company announced that it completed the acquisition of IMI Systems Ltd. (IMI) for a purchase price of approximately $495 million (NIS 1.8 billion), with an additional payment of up to approximately $27 million (NIS 100 million) contingent upon IMI meeting agreed performance goals.

On December 3, 2018, the Company announced that it was awarded a $112 million contract to supply a country in Asia-Pacific with advanced airborne intelligence systems. The contract will be performed over a six-year period.

On January 3, 2019, the Company announced that its subsidiary, Elbit Systems of America, LLC, was awarded a contract by Raytheon Company to provide the Two Color Laser System for the Multi-Spectral Targeting System. The initial contract is in an amount not material to Elbit Systems and will be performed during 2019.

On January 6, 2019, the Company announced that it was awarded a contract by the Directorate of Production and Procurement of the Israeli Ministry of Defense (IMOD) valued at approximately $333 million (NIS 1.25 billion) for the supply of ammunition to the Israeli Defense Forces. This five-year contract, the work on which will commence in 2026, will be a continuation of a multi-year contract entered into with the IMOD.

On January 6, 2019, the Company announced that following the closing of the transaction for the acquisition of IMI by the Company, Midroog Ltd., an Israeli rating agency (Midroog), issued its monitoring report regarding the Series "A" Notes issued by the Company in 2010 and in 2012 (the Notes) and reaffirmed the Notes' "Aa1.il" (on a local scale) rating, while changing the rating outlook to negative.

On January 7, 2019, the Company announced that it was awarded a $15 million contract from Energean Israel Ltd., a subsidiary of Energean Oil and Gas plc, to supply a comprehensive solution for the Floating Production Storage and Offloading platform of the offshore Karish-Tanin gas fields. The contract will be performed over an approximately two-year period, with warranty and logistic support continuing for an additional 10 years.

On 29 January 2019, the Company announced that, following the completion of the acquisition of IMI's shares on November 25, 2018, and a reorganization in connection with the IMI acquisition, the Company expects to record in the fourth quarter of 2018 expenses estimated in the range of $65 - $75 million. These costs will be recorded mainly in the Cost of Revenues line item in the Consolidated Statement of Income and will be eliminated in the non-GAAP results due to the non-recurring nature of the expense.

On February 4, 2019, the Company announced that its subsidiary, Elbit Systems of America, LLC, was awarded an initial $5 million contract from Support Systems Associates, Inc. to provide an avionics refresh for the U.S. Air National Guard’s fixed-wing aircraft used for Intelligence, Surveillance and Reconnaissance operations - the RC-26B. If all options are exercised, the total contract would be valued at $22 million. The program will be performed by 2021 in San Antonio, Texas.

On March 5, 2019, the Company announced that its subsidiary, Elbit Systems of America, LLC, was awarded a five-year Indefinite Delivery/Indefinite Quantity contract by the United States Army to provide a wide field-of-view Common Helmet Mounted Display system. The contract, which is in an amount that is not material to Elbit Systems, will be performed in Fort Worth, Texas, with deliveries starting within 15 months.

On March 5, 2019, the Company announced that it was awarded a contract from Cantiere Navale Vittoria SpA to supply combat suites and perform systems integration for three new patrol vessels of the Hellenic Coast Guard. The contract, which is in amount that is not material to Elbit Systems, will be performed over a two-year period with warranty and logistic support continuing for an additional five-year period.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the fourth quarter of 2018. The dividend’s record date is April 1, 2019. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on April 15, 2019, net of taxes, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, March 19, 2019, at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
Canada Dial-in Number: 1 888 604 5839
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

at: 10:00 am Eastern Time; 7:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US and Canada) or +972 3 925 5925 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land, and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links, communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-772946663
j.gaspar@elbitsystems.com
David Vaaknin, VP, Head of Corporate Communications
Tel: +972-772946691
david.vaaknin@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	As of December 31,
	2018	2017
	Audited
Assets
Cash and cash equivalents	$208,479	$156,074
Short-term bank deposits and restricted deposits	16,447	3,126
Available-for-sale marketable securities	—	13,371
Trade and unbilled receivables and contract assets, net	1,712,915	1,406,563
Other receivables and prepaid expenses	199,148	128,946
Inventories, net	1,141,996	902,954
Total current assets	3,278,985	2,611,034

Investments in affiliated companies, partnerships and other companies	196,180	172,338
Long-term trade and unbilled receivables and contract assets	297,145	295,396
Long-term bank deposits and other receivables	42,962	38,082
Premises evacuation grants	365,436	—
Deferred income taxes, net	42,804	51,358
Severance pay fund	278,732	298,590
	1,223,259	855,764

Property, plant and equipment, net	686,620	495,716
Goodwill and other intangible assets, net	1,261,921	752,403
Total assets	$6,450,785	$4,714,917

Liabilities and Equity
Short-term bank credit and loans	$208,821	$133,750
Current maturities of long-term loans and Series A Notes	62,546	67,556
Trade payables	776,100	633,689
Other payables and accrued expenses	1,081,992	835,394
Contract liabilities (customer advances)	780,994	418,560
	2,910,453	2,088,949

Long-term loans, net of current maturities	467,649	119,514
Series A Notes, net of current maturities	56,303	124,865
Employee benefit liabilities	736,798	413,117
Deferred income taxes and tax liabilities, net	78,677	68,159
Contract liabilities (customer advances)	175,890	133,649
Other long-term liabilities	170,607	48,692
	1,685,924	907,996

Elbit Systems Ltd.'s equity	1,832,453	1,708,310
Non-controlling interests	21,955	9,662
Total equity	1,854,408	1,717,972
Total liabilities and equity	$6,450,785	$4,714,917

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Year Ended December 31,		Three Months Ended December 31,
	2018	2017	2018	2017
	Audited		Unaudited
Revenues	$3,683,684	$3,377,825	$1,077,840	$1,009,604
Cost of revenues	2,707,505	2,374,775	842,988	721,013
Gross profit	976,179	1,003,050	234,852	288,591

Operating expenses:
Research and development, net	287,352	265,060	72,986	72,462
Marketing and selling, net	281,014	280,246	73,455	81,244
General and administrative, net	160,348	133,314	49,767	26,157
Other operating income, net	(45,367)	—	—	—
Total operating expenses	683,347	678,620	196,208	179,863

Operating income	292,832	324,430	38,644	108,728

Financial expenses, net	(44,061)	(34,502)	(14,919)	(9,693)
Other expense, net	(11,449)	(5,082)	(6,386)	(5,119)
Income before income taxes	237,322	284,846	17,339	93,916
Taxes on income	(26,445)	(55,585)	(3,902)	(25,434)
	210,877	229,261	13,437	68,482
Equity in net earnings (losses) of affiliated companies and partnerships	(2,222)	11,361	(11,362)	1,443
Net income	$208,655	$240,622	$2,075	$69,925

Less: net income attributable to non-controlling interests	(1,917)	(1,513)	(948)	(517)
Net income attributable to Elbit Systems Ltd.'s shareholders	$206,738	$239,109	$1,127	$69,408

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$4.84	$5.59	$0.03	$1.62
Diluted net earnings per share	$4.84	$5.59	$0.03	$1.62

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	42,753	42,750	42,753	42,751
Diluted earnings per share (in thousands)	42,753	42,753	42,753	42,753

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2018	2017
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$208,655	$240,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118,205	114,017
Write-off impairment	13,334	—
Stock-based compensation	1,387	13
Amortization of Series A Notes discount (premium) and related issuance costs, net	(92)	(92)
Deferred income taxes and reserve, net	13,724	28,774
Loss (gain) on sale of property, plant and equipment	2,080	(2,440)
Loss (gain) on sale of investment and deconsolidation of subsidiary	(41,822)	1,358
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received(*)	17,929	(1,987)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and prepaid expenses	(89,099)	(315,236)
Increase in inventories, net	(117,221)	(59,699)
Increase (decrease) in trade payables and other payables and accrued expenses	(89,956)	63,273
Severance, pension and termination indemnities, net	(31,363)	2,003
Increase in contract liabilities (customer advances)	185,898	30,287
Net cash provided by operating activities	191,659	100,893
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(102,301)	(107,880)
Acquisition of subsidiaries and business operations	(504,447)	(25,440)
Investments in affiliated companies and other companies	(7,538)	(4,964)
Deconsolidation of subsidiary	(2,873)	—
Proceeds from sale of property, plant and equipment	4,388	6,270
Proceeds from sale of investments	—	12,067
Investment in long-term deposits	(183)	(1,396)
Proceeds from sale of long-term deposits	82	176
Investment in short-term deposits and available-for-sale marketable securities	(10,361)	(40,893)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	30,363	46,491
Net cash used in investing activities	(592,870)	(115,569)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	48	119
Repayment of long-term loans	(775)	(167,425)
Proceeds from long-term loans	342,528	118,623
Repayment of Series A Notes	(55,532)	(55,532)
Dividends paid	(75,305)	(75,300)
Change in short-term bank credit and loans, net	242,652	127,455
Net cash used in financing activities	453,616	(52,060)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	52,405	(66,736)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$156,074	$222,810
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$208,479	$156,074

* Dividend received from affiliated companies and partnerships	$15,707	$9,374

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2018		2017		2018		2017
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	$1,470.1	39.9	$1,272.1	37.7	$436.7	40.5	$374.9	37.1
C4ISR systems	1,130.1	30.7	1,144.8	33.9	275.0	25.5	330.6	32.7
Land systems	649.1	17.6	503.9	14.9	239.4	22.2	166.7	16.5
Electro-optic systems	333.9	9.1	341.2	10.1	102.4	9.5	88.8	8.8
Other (mainly non-defense engineering and production services)	100.5	2.7	115.9	3.4	24.3	2.3	48.6	4.9
Total	$3,683.7	100.0	$3,377.8	100.0	$1,077.8	100.0	$1,009.6	100.0

Consolidated Revenues by Geographical Regions:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2018		2017		2018		2017
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	$740.2	20.1	$741.9	22.0	$227.5	21.1	$232.5	23.0
North America	979.2	26.6	827.6	24.5	287.8	26.7	236.2	23.4
Europe	737.1	20.0	764.0	22.6	249.8	23.2	235.5	23.3
Asia-Pacific	791.8	21.5	670.5	19.8	203.6	18.9	160.0	15.8
Latin America	192.4	5.2	193.4	5.7	41.0	3.8	44.1	4.4
Other countries	243.0	6.6	180.4	5.4	68.1	6.3	101.3	10.1
Total	$3,683.7	100.0	$3,377.8	100.0	$1,077.8	100.0	$1,009.6	100.0